UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

NEWTEK BUSINESS SERVICES CORP.
(Name of Issuer)
Common Stock, par value $0.02 per share
(Title of Class of Securities)
652526203
(CUSIP Number)

Barry Sloane
Newtek Business Services Corp.
5901 Broken Sound Pkwy NW, Suite 501
Boca Raton, FL 33487
(212) 356-9500

With a copy to:

Michael A. Schwartz, Esq.
Newtek Business Services Corp.
1981 Marcus Avenue, Suite 130
Lake Success, NY 11042
(212) 356-9500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 31, 2017
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 652526203

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Sloane
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 998,603
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.55%
14		TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) amends and supplements Amendment No. 2 to Schedule 13D filed on January 13, 2017 (“Am. No. 2 Schedule 13D”) relating to the shares of common stock, par value $0.02 per share (the “Shares”), of Newtek Business Services Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 1981 Marcus Avenue, Suite 130, Lake Success, NY 11042. Except as expressly set forth herein, there have been no changes in the information set forth in Am. No. 2 Schedule 13D.
The Reporting Person is filing this Amendment No. 3 to the Schedule 13D to report recent acquisitions of Shares of the Issuer by Barry Sloane, the disposition of Shares by Barry Sloane to Issuer under the Issuer's 2015 Stock Incentive Plan to satisfy tax withholding obligations relating to vesting of Restricted Shares in 2017 and the receipt by Barry Sloane of Shares pursuant to regular quarterly dividends declared by the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:
As of the date of this filing on Schedule 13D, Mr. Sloane holds and has sole voting power over 998,603 Shares. Based on information contained in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017, the Issuer had 18,004,247 issued and outstanding Shares. Based on this amount, Mr. Sloane has sole voting power over 5.55% of the total issued and outstanding Shares of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2018

By: /s/ Barry Sloane
Name: Barry Sloane